

OFFERING MEMORANDUM

facilitated by



Trader's Cache, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Trader's Cache, LLC
State of Organization	KS
Date of Formation	04/02/2018
Entity Type	Limited Liability Company
Street Address	724 Massachusetts St, Lawrence KS, 66044
Website Address	https://www.rpglawrence.com/

(B) Directors and Officers of the Company

Key Person		Paul Pool
Position with the Company		
	Title	Vice President of Operations
	First Year	2018
Other business experience (last three years)		*Paul is the VP of Operations and one of the owners*

Key Person		Nate Morsches
Position with the Company		
	Title	President
	First Year	2018
Other business experience (last three years)		Nate is the President and one of the owners.

Key Person		Meghan Morsches
Position with the Company		
	Title	Vice President of Aesthetics
	First Year	2018
Other business experience (last three years)		Meghan Morsches is the VP of Aesthetics and one of the owners.

Key Person		Elizabeth Pool
Position with the Company		
	Title	Vice President of Games
	First Year	2018
Other business experience (last three years)		Betsy Pool is the VP of Board Games and one of the owners.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)

(D) The Company's Business and Business Plan

RPG is a restaurant, bar, and we have 1000+ board games to play in Lawrence, KS.

There is a good reason I started a business like this, so let me give you a little context: a story from my family heritage.

The Reason for a Board Game Bar

My grandfather, Patricio Pascua, grew up in a tiny fishing village on the island of Luzón in the Philippines. In about 1940, while the Japanese were occupying the archipelago, they invaded his town and murdered his father and brother. He grabbed his then-fiancee, who is now my grandmother, and fled to the mountains to hide until it was safe.

After a few months, they stowed away on a small cargo ship and came to Hawaii, the United States, the land of opportunity. He then earned his citizenship through an enlistment in the U.S. Navy, fighting against the Japanese in Pacific Theatre in World War II. After one more enlistment in the U.S. Air Force, his family's safety secured, he was finally able to focus on what was most important in life.

Every Sunday night, in a house the size of a large bedroom, he would host large community gatherings - friends, family, anyone off the streets. They would pack 70 to 100 people into the house and onto the lawns. There would be singing, and dancing, crab boils and potlucks with enough food to feed them all 3 times over. Not to mention a generous amount of libations.

After overcoming personal danger, trans-Pacific travel, a World War, and political tumult, my grandfather spent the rest of his life devoted to the development of the community around him.

I grew up in that house, which overlooks Aloha stadium where they play the Pro-Bowl each year. I slept on a mattress in the living room next to the sacks of rice.

My grandfather fostered his values into me, and now I am responsible to pass on his legacy of overcoming great obstacles to build up families and communities.

Problem

The problem is that today, we have forgotten what real community is worth. My grandfather risked everything to pursue this worthy goal.

But in the 21st Century, the digital age has made us impersonal. Social media decreases face-to-face interaction. We've forgotten what real community is worth. COVID has exacerbated it all even further.

So how can I translate my grandfather's passion and values, which were passed down to me, into a world which has forgotten why human connection is so important?

Solution

Board games bridge that gap in the 21st Century.

They bring people together in a very social way. And when paired with food and drink, you can really start building relationships. Building community.

The fact is that nothing can replace that visceral human need for face-to-face interaction. We all know deep down that we need to be with people, and board games help you do it in a comfortable, non-threatening, and fun way. They make relationship-building less awkward for the busy and stressed American.

Particularly with the pandemic and social distancing, playing board games together helps build the closeness of families and even small groups.

RPG

RPG stands for Restaurant, Pub & Games - a restaurant with a bar and 1000+ board games.

We opened in September of 2019, and provide that special place where people can get to know each other and have a blast doing it.

In Lawrence, KS, where we reside, we have built quite the community. Before COVID, we had a packed house full of loyal regulars to our weekly Trivia, and a weekly Dungeons & Dragons group.

One online reviewer said of us, "RPG is the most relevant cultural hub in Lawrence."

Investment Opportunity

With a mission statement to help build community, we are expanding this love of people outside the dining room.

Here is what that expansion looks like, and what an investment opportunity translates into:

- Fully fleshed out takeout and delivery programs.

- Online portal for ordering.

- Board Game rental service, with subscription option.

- Providing food for our community members who work night shift on-site at their places of business.

- Outdoor dining to provide open-air ventilation for those customers who desire it.

- Increasing marketing with honed in paid advertising.

(E) Number of Employees

The Company currently has 20 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	January 27, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$150,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Board Game Rental/Subscription Model	$15,000	$45,000
On-site Catering for Night Shift	$15,000	$34,000
New Marketing Campaign	$10,000	$40,000
Outdoor Dining	$7,000	$22,000
Mainvest Compensation	$3,000	$9,000
TOTAL	$50,000	$150,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.8 - 5.4%[2]
Payment Deadline	2026-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.8 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.38%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.8% and a maximum rate of 5.4% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.8%
$75,000	2.7%
$100,000	3.6%
$125,000	4.5%
$150,000	5.4%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.8x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Kansas Center for Entrepreneurship, Inc.	$13,750	5%	06/25/2023	
SCKEDD-Network KS	$40,406	7.25%	09/01/2027	
David Barfield	$80,311	7%	05/01/2026	
Nate Morsches	$50,000	18.05%	04/05/2025	
Nate Morsches	$15,000	16.01%	04/24/2025	
Nate Morsches	$25,000	26.59%	04/23/2024	
Nate Morsches	$10,000	6.99%	05/19/2025	
Central National Bank	$149,860	7.25%	11/24/2026	
Marlin Capital Solutions	$11,202	13.44%	10/09/2022	
Central National Bank	$103,100	1.00%	04/14/2022	
U.S. Small Business Administration	$75,500	3.75%	05/28/2050	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Prior to COVID, due to high revenues and proper management, RPG was set to become operationally profitable by July 2020. This would have been after only 10 months of business as a result of our excellent management of the business. Most restaurants in our region take about 2-3 years to become profitable.

Since COVID, we have been less and less able to rely on dine-in service as a reliable revenue stream, due to the needs for social distancing.

Our upcoming initiatives to create new revenue streams, paired with our excellent management, are why we believe an investment in RPG will bring about a major return.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,020,000	$1,122,000	$1,200,540	$1,260,567	$1,298,384
Cost of Goods Sold	$306,000	$336,600	$360,162	$378,170	$389,515
Gross Profit	$714,000	$785,400	$840,378	$882,397	$908,869
EXPENSES					
Rent	$87,600	$88,560	$90,774	$93,043	$95,369
Utilities	$34,320	$35,178	$36,057	$36,958	$37,881
Salaries	$408,000	$448,800	$480,216	$504,226	$519,352
Insurance	$4,992	$5,116	$5,243	$5,374	$5,508
Repairs & Maintenance	$24,000	$24,600	$25,215	$25,845	$26,491
Legal & Professional Fees	$12,000	$12,300	$12,607	$12,922	$13,245
Dues & Subscriptions	$19,200	$19,680	$20,172	$20,676	$21,192
Internet & Phone	$3,780	$3,874	$3,970	$4,069	$4,170
Office Supplies & Software	$18,000	$18,450	$18,911	$19,383	$19,867
Marketing	$60,000	$61,500	$63,037	$64,612	$66,227
Operating Profit	$42,108	$67,342	$84,176	$95,289	$99,567

CERTAIN FINANCIAL INFORMATION HAS BEEN OMITTED FROM THE INITIAL OFFERING AND IS NOT CURRENTLY AVAILABLE. SUCH FINANCIAL INFORMATION SHALL BE PROVIDED THROUGH AN AMENDMENT TO THE OFFERING STATEMENT WHEN IT BECOMES AVAILABLE. NO INVESTMENT COMMITMENTS WILL BE ACCEPTED PRIOR TO SUCH FINANCIAL INFORMATION BEING MADE AVAILABLE AND PROVIDED TO INVESTORS

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON WITHIN FORTY EIGHT (48) HOURS OF THEIR INITIAL INVESTMENT COMMITMENT. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT WITHIN 48 HOURS OF THEIR INVESTMENT COMMITMENT, THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT WITHIN 48 HOURS AND NO MATERIAL CHANGE OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$197,821.00	$17,422.00
Cash & Cash Equivalents	$21,213.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$78,366.00	$0
Long-term Debt	$245,291.00	$0
Revenues/Sales	$259,754.00	$0
Cost of Goods Sold	$78,834.00	$0
Taxes Paid	$0	$0
Net Income	$-187,425.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V